Investor Presentation
June 2014
Investor Road Show Presentation
Filed by: CBS Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: CBS Corporation
Commission File No.: 333-196652

2
Disclaimer
Non-GAAP Financial Measures
This presentation may include certain non-GAAP measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of these non-GAAP measures to GAAP measures can be found in the Appendix of this presentation.  Numbers in this presentation may not sum due to rounding.
Forward-Looking Statements
This presentation may include forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “might,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “predicts,” “projects,” “estimates” or “anticipates”
or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-
looking statements by discussions of strategy, plans or intentions. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements.
Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. Neither we nor CBS Corporation (“CBS”) guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: declines in advertising and general economic conditions; competition; government regulation; our inability to increase the number of digital advertising displays in our portfolio; taxes, fees and registration requirements; our ability to obtain and renew key municipal concessions on favorable terms; decreased government compensation for the removal of lawful billboards; content-based restrictions on outdoor advertising; environmental, health and safety laws and regulations; seasonal variations; future acquisitions and other strategic transactions; time and resources to comply with rules and regulations as a stand-alone public company;
charges in connection with the separation and incremental costs as a stand-alone public company; dependence on our management team and advertising executives; the ability of our board of directors to cause us to issue additional shares  of stock without stockholder approval; certain provisions of Maryland law may limit the ability of a third party to acquire control of us; our rights and the rights of our stockholders to take action against our directors and officers are limited;  we may not realize the expected benefits from the separation of our business from CBS; we have substantial indebtedness, which could adversely affect our financial condition; the terms of the credit agreement and the indenture governing our debt restrict our current and future operations, particularly our ability to incur additional debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations; incurrence of additional debt; interest rate risk exposure from our variable-rate indebtedness; hedging transactions; establishing an operating partnership; asset impairment charges for goodwill; diverse risks in our international business; breach of security measures; we have a limited right to use the CBS mark and logo; our current financial information may not be a reliable indicator of our future results; cash available for distributions; legislative, administrative, regulatory or other actions affecting real estate investment trusts (“REITs”), including positions taken by the IRS; our failure to qualify, or remain qualified, to be taxed as a REIT; REIT ownership limits; dividends payable by REITs do not qualify for the reduced tax rates available for some dividends; REIT distribution requirements; availability of external sources of capital; we may face other tax liabilities that reduce our cash flows; complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities; our ability to contribute certain contracts to a taxable REIT subsidiary (“TRS”); our planned use of TRSs may cause us to fail to qualify to be taxed as a REIT; our ability to hedge effectively; paying the cash portion of the earnings and profits allocated to us by CBS as a distribution and/or taxable dividends in common stock and cash; failure to meet the REIT income tests as a result of receiving non-qualifying rental income; even if we qualify to be taxed as a REIT, and we sell assets, we could be subject to tax on any unrealized net built-
in gains in the assets held before electing to be treated as a REIT; the IRS may deem the gains from sales of our outdoor advertising assets to be subject to a 100% prohibited transaction tax; our lack of an operating history as a REIT; a substantial amount of our common stock will enter the market as a result of the exchange offer and related transactions; the trading prices of shares of CBS Class B common stock and our common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices; tendering CBS stockholders may receive our common stock at a reduced discount or may not receive any discount in the exchange offer; participating CBS stockholders will experience some delay in receiving shares of our common stock (and cash in lieu of fractional shares of our common stock, if any) for shares of CBS Class B common stock that are accepted in the exchange offer; market prices for shares of CBS Class B common stock may be impacted by the exchange offer; if the split-off, including the exchange offer, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, CBS, us, and
CBS stockholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify CBS for material taxes pursuant to indemnification obligations under the tax matters agreement; we may not be able to engage in desirable strategic or capital-raising transactions following the split-off, and we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions; if the exchange offer is not fully subscribed, CBS may continue to control us, which could prevent our stockholders from influencing significant decisions; and
other factors described in our filings with the Securities and Exchange Commission (the “SEC”), including but not limited to the section entitled “Risk Factors” of our Registration Statement on Form S-4, filed with the SEC on June 11, 2014. All forward-looking statements in this presentation apply as of the date of this presentation or as of the date they were made and, except as required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes.
Additional Information
CBS Outdoor has filed a Registration Statement on Form S-4 (File No. 333-196652) with the SEC.  The terms and conditions of the exchange offer are more fully described in the Registration Statement on Form S-4 and a
Schedule TO filed by CBS Corporation with the SEC. The prospectus, which is included in the Registration Statement on Form S-4, contains important information about CBS Corporation, CBS Outdoor, the exchange offer, the separation and related matters.  CBS Corporation has delivered the prospectus to its stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN ITS ENTIRETY THE PROSPECTUS
AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CBS CORPORATION AND CBS OUTDOOR WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of CBS Corporation,
CBS Outdoor or their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether any investors should participate in the exchange offer.
This presentation is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether investors should participate in the exchange offer. The offer is made solely by means of the prospectus.  Investors may obtain a free copy of the prospectus and other related documents filed with the SEC by CBS Corporation and CBS Outdoor at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from CBS at www.cbscorporation.com or CBS Outdoor at www.cbsoutdoor.com.

3
Exchange Offer Summary
Offer to Exchange Up to 97,000,000 shares
1
of CBS Outdoor Americas Inc.
(“CBSO”)  common stock for outstanding shares of CBS Corp
(“CBS”) Class B common stock
Target Discount on CBSO 7% based on average of Volume Weighted Average Prices of
CBS and CBSO during the Pricing Period (subject to the
Upper Limit Exchange Ratio)
Upper Limit Exchange Ratio 2.1917 shares of CBSO per share of CBS tendered
(represents a 13% discount to CBSO based on June 10
closing prices)
Pricing Period Currently expected to be July 7, 8, and 9
Expiration Currently expected July 9, 2014 at 12:00 midnight EDT
Exchange / Ticker NYSE / CBSO, NYSE / CBS (Class B)
Dealer Managers Goldman Sachs, Morgan Stanley
Minimum Amount 58,200,000 shares of CBSO distributed (60% of shares held by CBS as of June 10, 2014)
1
Representing CBS Corporation’s entire remaining interest in CBS Outdoor Americas Inc.

4 Agenda CBSO Highlights Growth Dynamics Company Overview Financial Summary

$
1,303
$
415
$
60
Revenue OIBDA Capex
Financial Profile
3
5
Highlights
Large Market Focus
Leading presence in the U.S.
Top 25 DMAs
Strong operations in Canada
and Latin America
Hard-to-Replicate Portfolio of
Assets
Reinvigorated Organization
Poised for Continued
Growth
3
LTM March 31, 2014.  Reflects Adjusted OIBDA.  See page 45 for a reconciliation of Adjusted OIBDA to Operating Income.
4
As of March 31, 2014.
1
As of 12/31/13. Source: OAAA 2013 U.S.; Company  reports. CBSO includes the US; Clear
Channel represents the Americas including Canada; Lamar and JCDecaux include the U.S.
A Leader in a Fragmented Industry
2
CBSO
19%
Other
36%
CCO
21%
LAMR
21%
JCD
4%
Innovative Marketing Solutions
Provider
20,300 clients
4
Local and national strength
356,000+ displays

CBSO: A Market LEADER in a GROWTH Industry

Investment HIGHLIGHTS
Attractive Industry Fundamentals
Superior and Hard-to-Replicate Real Estate Portfolio
Multiple Levers to Enhance Growth – Digital
Conversion, Yield Management, Select Acquisitions
Energized Management Team and Sales Force
Consistent Revenue Growth, High Incremental
Margins, Powerful Free Cash Flow
Strong and Efficient Balance Sheet with
Financial Flexibility
Growth + Sustainable Dividends

7 EXECUTING on Stated Business Objectives

SOLID First Quarter Results
Notes: All changes refer to the three months ended March 31, 2014 compared to the same prior-year period. ¹Revenue comparison is on a constant dollar basis. ²Adjusted OIBDA and AFFO are presented on a comparable basis for 2013; please see Non-GAAP Reconciliations in the Appendix of this presentation.

GROWTH Dynamics

10 Outdoor is a POWERFUL Medium

Historical and Future Top-Line Industry OUTPERFORMANCE
2013-2016E CAGR
…And Strong Growth Forecast
1
Consistent Historical Growth…
1
$2.6
$4.9
$7.9
$9.1
'90 '00 '13 '16E
3.1% 3.1% 4.7% 4.8%
8.0%
Outdoor as a % of Total U.S. Advertising Spend
U.S. Outdoor Ad Spend
Digital
17.2%
Outdoor
4.8%
TV
2.9%
Radio
1.0%
Print
(4.8%)
All Media
4.6%
1
Outdoor as a % of Total Non-U.S. Ad Spend
Source: Zenith Optimedia - April 2014.

12 Growing MEASURABLE Audience

13 Ignites SOCIAL & MOBILE Drives to Search Mobile Commerce Connects with Social

DRIVING Online Search
Absolut Cocktail Campaign Results
A significant spike in search for
“ABSOLUT Greyhound” during
campaign flights
Stimulated significant interest on
Twitter – 92% of Absolut-related
tweets were related to the
campaign
Earned media exceeded
ABSOLUT’s expectations
Absolut Case Study
OOH Drives Consumer Interest
1
Absolut OOH Media
15 of the Top 25
markets
Multiple high profile
formats
100
80
60
40
20
0
Dec 2012
Jan 2013
Feb 2013 Mar 2013
OOH Flight
OOH Flight
1
Source: Google Analytics indexed peak total search volume during Absolut’s multi-media campaign; Posterscope.

15 Industry Measurement: TAB OOH Audience Ratings 20x60 Bulletin Right Read, 400 feet, Head-On Weekly Impressions: 343,570 TAB Data on Every Billboard

Company Overview

Canada Mexico South America
Strategic Locations in Large Markets
Revenue Mix by Product
1
Revenue Mix by Geography
1
1
For the 12 month period ending March 31, 2014.
CBSO: Superior and Hard-to-Replicate Assets
Billboard
71%
Transit &
Other 29%
United
States
Canada
Latin
America
88%
6%
7%

18 Strong Presence in Key STRATEGIC LOCATIONS Retail Districts Transit Centers High Traffic Areas Iconic Locations

Business Profile: UNITED STATES
Revenue Mix
1
Revenue
1
Adjusted OIBDA and Margin
2
1
For the 12 month period ending December 31, 2010-2013 and March 31, 2014.
2
Adjusted OIBDA margin is defined as Adjusted OIBDA divided by revenues and presented in this table for the US segment.

We Give our Customers NATIONAL REACH & LOCAL STRENGTH
National Hyper Local
Covers ~ 50% of the
U.S. Population
Top 25 DMA
Presence
Blue Chip
Customer Base
50 U.S. Account
National Executives
Sales People in
38 Regional
Offices
Local Knowledge
with 315 Local
Executives…
…in Every
Location
Embedded
in Local
Communities
Strong, Client
Centric Approach
Regional
Note: Information as of March 31, 2014.
National
Revenue
Local
Revenue
~60%
~40%

Business Profile: U.S. BILLBOARD
Stable, high margin business. Lease expense 29% of
2013 billboard revenues
High customer renewal rates
Growing digital footprint - national and local
Highlights
Revenue Top Market Focus
1
1
Revenue by geographic area for the twelve months ended December 31, 2013.

22 Attractive Drivers of BILLBOARD VALUE

Business Profile: U.S. TRANSIT
Revenue
1
Large Market Focus
2
Top market strategy
Makes us “Must Buy” media
Disciplined approach to contracts–2013 lease expense 64% of
transit revenues
Contracts typically the greater of revenue share or minimum
guaranteed payments
Minimal CapEx requirements
2
Transit and Other revenue by geographic area for the twelve months ended December 31, 2013.
Highlights
1
Transit & Other revenue for the twelve months ending December 31, 2010-2013 and March 31, 2014.
$
282
$
305
$
328
$
334
$
340
'10 '11 '12 '13 LTM 1Q14
New York City
57%
Other U.S.
18%
Washington
D.C. 11%
Los Angeles
14%

International Revenues
1
One of the largest in Canada
and Mexico
Niche, high growth
position in Brazil,
Argentina, Chile and
Uruguay
Revenues and Adjusted
OIBDA stabilized in the first
quarter of 2014
Revenue Mix
4
4
For the twelve months ended March 31, 2014.
Business Profile: INTERNATIONAL
Highlights
1
$ Millions. Last twelve months ending December 31, 2010-2013 and March 31, 2014.
Revenue comparison is on a constant dollar basis.  Reported total International revenues were: $218M (2010), $226M (2011), 186M (2012), and $164M (2013).
2
Reflects lost
Canadian contracts of $44M (2010), $37M (2011) and $7M (2012);
3
Includes impact of
$6M of political advertising in 2012.

20,300 Customers
91 of Top 100 Advertisers are Customers
1.6% Maximum Revenue Contribution from
Single Customer
Highlights
Blue Chip Customers
Highly DIVERSIFIED Customer Base
US Revenue % by Industry
1
Source: Kantar Media for 12 months ended March 31, 2014.
2
For the 12 months ended March 31, 2014.
3
For the 12 months ended December 31, 2013.
2
1
2
3

Point Chg.
2007 2008 2009 2010 2011 2012 2013
'07-'13
Retail 9% 9% 9% 9% 9% 10% 10% 0
Television 5 6 5 7 7 7 8 2
Entertainment 7 6 6 6 6 7 7 0
Health/Pharma 5 5 6 6 7 7 7 3
Restaurants/Fast Food 5 6 7 7 7 7 7 2
Other 8 8 8 8 7 7 7 (1)
Professional Services 7 6 6 6 7 6 7 0
Telephone/Utilities 9 8 8 7 7 7 6 (3)
Auto 8 7 6 5 5 5 5 (3)
Financial Services 7 7 7 7 7 6 5 (1)
Casinos/Lottery 4 5 5 5 5 5 5 0
Beer/Liquor 5 5 5 5 5 4 5 (1)
Education 2 3 4 4 5 4 4 2
Movies 4 5 4 5 5 5 4 0
Travel/Leisure 5 5 5 5 5 5 4 (1)
Computers/Internet 1 1 1 2 2 3 3 2
Food/Beverage 2 3 4 3 3 3 3 0
Government 1 1 1 1 1 1 2 1
Real Estate 4 3 2 1 1 1 1 (3)
Household Products 1 1 1 1 1 1 1 0
Total CBSO 100% 100% 100% 100% 100% 100% 100%
TV, Ent. & Movies 17% 17% 15% 18% 19% 19% 19% 3
26
High Diversification and Customer STABILITY Over Time
Note: Numbers may not sum due to rounding
CBSO US Revenue Mix by Advertising Category

27 2013 – iPhone 5 Longstanding Customer Multiple formats, Integral to launch strategy Customer Case Study: KEY MEDIA for APPLE 2008 – iPod 2009 – iPod Touch 2007 – iPod 2011 – iPad 2 multiple markets

Strong focus on pricing – increase Revenue per Display
Optimize inventory management
Improved data to identify opportunities
Network-focused approach
Top DMAs + transit franchises
Improved analytics/audience measurement
Increased focus on operational efficiencies
Lease expense rationalization
Less than 1% of CBSO total billboards are digital
1
Continued strategic, ROI-focused conversions
Fragmented market ~36% of share held by
independents
Strategic market opportunities to acquire
complementary assets at attractive multiples
Drive returns through scalable infrastructure
Key GROWTH DRIVERS
Yield Management
Emphasis on Large
National Advertisers
Cost Optimization
Digital Deployment
Acquisitions
As of March 31, 2014.
1

29 The Pyramid of Quality – AUDIENCE, DMA, & LOCATION Digital Investment Strategic Enhancement Focus on Yield Rationalize = Maximize Profit Per Display

Digital Provides Additional OPPORTUNITIES
Benefits to
Advertisers
Richer Content
Interactivity
with Audience
Location & Day
Parting
Deployment
Flexibility
Minimizes
Production
Costs
Benefits to
CBSO
Enhances
Value
Proposition
Revenue
Opportunities
Enhances
Yield
Ability to
Attract New
Advertisers
Inventory
Optimization

Significant Digital UPSIDE
Iconic Locations – “Premium”
Offerings
Top DMAs
Selective & Measured
Deployment
Maximize Overall Yield
IRR benefits from lower cost per
digital billboard
Strategic Approach to Digital
Billboards
Cost per Digital Billboard
As of December 31 2010-2013 and as of March 31, 2014.
Average CBSO cost as of December 31.
97
173
277
373
411
'10 '11 '12 '13 1Q14
# of CBSO US Digital Billboards
1
1
2
'09 '13
2

Financial Summary Financial Summary

33 KEY FINANCIAL Highlights

Consistent REVENUE
Stream
Stable and Growing Revenue Base
1
For the twelve months ended December 31, 2010-2013 and March 31, 2014.
996
1,052
1,099
1,130
1,140
218
226
186
164
163
'10 '11 '12 '13 LTM 1Q14
International US
$1,214
$1,277
$1,285
$1,294
$1,303
1

Opportunities

Improve Yield Management
Lower Billboard Site Related Expenses
More Profitable Mix of Transit Contracts
Drive Results from Lease Negotiations
Adjusted OIBDA and Margin
1,3
Lease Costs as % of Revenue
2,3
Attractive MARGIN PROFILE and OPERATING LEVERAGE
$
415
$
415
$
408
$
414
$
350
29%
32%
32%
32%
32%
LTM 1Q14 '13 '12 '11 '10
40%
38%
38%
37%
37%
'10 '11 '12 '13 LTM 1Q14
See page 45 for a reconciliation of Adjusted OIBDA to Operating Income. Adjusted OIBDA margin is defined as Adjusted OIBDA divided by revenues. Lease costs include
billboard property lease costs and transit franchise costs.   For the twelve months ended December 31, 2010-2013 and March 31, 2014.
1
3
2

~ 23,000 Leases
~ 18,500 Landlords
Low, generally fixed cost billboard leases
8% of real estate locations owned
Results in long-term relationships
75% Legal Non-conforming
Favorable pricing dynamics
Highly Diversified
Attractive Terms
Built-in Flexibility
Permit Ownership
ATTRACTIVE LEASE Portfolio
Based on total revenues CAGR December 31, 2010 – LTM March 31, 2014.
Majority of billboard leases have abate and/or
termination clauses
Important cost lever
Through negotiation, lease costs declined 0.1%
vs. revenue growth of 2.2%
1
1

Low Ongoing Capital Intensity with OPPORTUNITY to INVEST
Minimal Maintenance CapEx
Nominal Transit CapEx
Stringent ROI Thresholds
Opportunity to invest in Growth CapEx
Disciplined CapEx
Capital Expenditures
1
CapEx as % of Total Revenue
1
3.9%
3.6%
4.2%
4.5%
4.6%
1.7%
1.2%
1.2%
1.8%
1.9%
'10 '11 '12 '13 LTM 1Q14
Total Maintenance
1
For the twelve months ended December 31, 2010-2013 and March 31, 2014.
20
15
16
24
25
27
30
38
35
36
$
47 $
46
$
54
$
58
$
60
'10 '11 '12 '13 LTM 1Q14
Growth Maintenance

Split-Off
Exchange
Offer
Launched
38
Transaction SUMMARY and TIMELINE
Exchange offer expiration date of July 9, 2014
Targeted split-off separation from CBS mid-July, 2014
Earnings & Profits (E&P) purge announced after July 2014 and paid before January 31, 2015
E&P Purge
expected to
be paid by
Jan 31,
2015
Intend to
operate as
a REIT
going
forward
First
quarter
earnings
PLR
received
CBSO
IPO
Targeted
complete
separation
from CBS
CBSO debt
financing
Apr
16
Jan
31
May
8
Mar
28
Mid-
July
Jan
31
2015 2014
Jun
11

Expected REIT
Structure
International operations
U.S. mobile transit assets
(i.e., train cars, buses)
Residual cash may be used
for reinvestment in business
or for debt repayment
U.S. Billboards
U.S. fixed transit assets
(i.e., station structures)
100% of taxable income
to be distributed to
shareholders
Qualified REIT Subsidiary (“QRS”)
Taxable REIT Subsidiary (“TRS”)

Balance Sheet Highlights
$539 million of liquidity
– $114 million cash
– $100 million IPO proceeds on
April 2, 2014 for cash portion
of E&P purge
– $425 million undrawn
revolving credit facility
Long dated and staggered
maturity profile – 8 year
average maturity
Target leverage range
3.5x-4.0x
Dividend plans in line with
REIT structure
– 100% of QRS taxable income
distributed to shareholders
– Cash balance builds via TRS
EFFICIENT Balance Sheet
1
As of March 31, 2014; except that $100 million in IPO Proceeds was received on April 2, 2014.
2
As defined in the Credit Agreement governing our senior credit facilities; calculated on total debt.
Capitalization
1
($ in millions)
Cash $114
IPO Proceeds for cash E&P Purge 100
$425M Revolving Credit Facility due 2019 0
Senior Secured Term Loan due 2021 798
5.250% Senior Notes due 2022 400
5.625% Senior Notes due 2024 400
Total Debt $1,598
Weighted Average Cost of Debt 4.2%
Consolidated Total Leverage Ratio
2
3.8x

Strong OIBDA Conversion and a Sustainable Dividend
OIBDA
AFFO and
FCF
1
DIVIDENDS
1
Adjusted Funds From Operations (“AFFO”) is described in the Appendix of this presentation. Free Cash Flow (“FCF”) is defined as Net Cash Flow Provided by Operating Activities, less total
Capital Expenditures, from the Statement of Cash Flows.

Investment HIGHLIGHTS
Attractive Industry Fundamentals
Superior and Hard-to-Replicate Real Estate Portfolio
Multiple Levers to Enhance Growth – Digital
Conversion, Yield Management, Select Acquisitions
Energized Management Team and Sales Force
Consistent Revenue Growth, High Incremental
Margins, Powerful Free Cash Flow
Strong and Efficient Balance Sheet with
Financial Flexibility
Growth + Sustainable Dividends

Appendix

Non-GAAP Reconciliations
Non-GAAP Financial Measures
In addition to the results prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) provided throughout this presentation, this presentation and the
accompanying tables include non-GAAP measures as described below.   We calculate revenues on a constant dollar basis as reported revenues excluding the impact of foreign currency exchange rates between periods. We provide constant dollar revenues to understand the underlying growth rate of revenue excluding the impact of changes in foreign currency exchange rates between periods, which are not under management’s direct control. Our management believes constant dollar revenues are useful to users because it enables them to better understand the level of growth of our business period to period.  We calculate Adjusted OIBDA as operating income before depreciation, amortization, net gains (losses) on dispositions, stock-based compensation and restructuring charges. We calculate Adjusted OIBDA margin by dividing Adjusted OIBDA by total revenues. We use Adjusted OIBDA and Adjusted OIBDA margin to evaluate our operating performance. Adjusted OIBDA and Adjusted OIBDA margin are among the primary measures we use for managing our business, and for planning and forecasting future periods, as each is an important indicator of our operational strength and business performance. Our management believes users are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in managing, planning and executing our business strategy. Our management also believes that the presentations of Adjusted OIBDA and Adjusted OIBDA margin, as supplemental measures, are useful in evaluating our business because eliminating certain noncomparable items highlights underlying operational trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures.  It is our management’s opinion that these supplemental measures provide users with an important perspective on our operating performance and also make it easier for users to compare our results to other companies that have different financing and capital structures or tax rates. We calculate FFO in accordance with the definition established by the National Association of Real Estate
Investment Trusts (“NAREIT”). FFO reflects net income adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well as the same adjustments for our equity based investments, as applicable. We calculate AFFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. AFFO also includes cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for our operations. In addition, AFFO excludes certain non-cash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense, the noncash effect of straight-line rent and amortization of deferred financing costs. We believe that adjusting for these items provides a better measure of our operating performance. We use FFO and AFFO measures for managing our business and for planning and forecasting future periods, and each is an important indicator of our operational strength and business performance, especially compared to other REITs. Our management believes users are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in managing, planning and executing our business strategy. Our management also believes that the presentations of FFO, AFFO, and FFO and AFFO per adjusted weighted average share, as supplemental measures, are useful in evaluating our business because adjusting results to reflect items that have more bearing on the operating performance of REITs highlights trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures. It is management’s opinion that these supplemental measures provide users with an important perspective on our operating performance and also make it easier to compare our results to other companies in our industry, as well as to REITs.  We present weighted average shares on an adjusted basis of 120,000,000 shares to give effect to 23,000,000 shares issued on April 2, 2014, from the IPO in addition to the 97,000,000 shares outstanding as of March 31, 2014, for basic and diluted earnings per share (“EPS”). We also present FFO, AFFO and net income per adjusted weighted average share. Our management believes that these presentations are useful in evaluating our business because they allow users to evaluate our per share results after giving effect to the issuance of shares of our common stock in connection with our initial public offering, which increased our outstanding shares of common stock. We calculate operating income, net income, Adjusted OIBDA, FFO and AFFO, and related per adjusted weighted average share amounts, for the three months ended March 31, 2013, on a comparable basis by adjusting to exclude a significant net gain of $9.8 million incurred in the first quarter of 2013 on the disposition of most of our billboards in Salt Lake City in exchange for billboards in New Jersey, and to include $3.8 million of incremental costs associated with operating as a stand-alone public company incurred in the first quarter of 2014 and $12.4 million of interest expense relating to our entry into the senior credit facilities and the issuance of our senior notes, which were also incurred in the first quarter of 2014. Our management believes these adjusted presentations are useful in evaluating our business because they allow users to compare our operating performance for the first quarter of 2013 against the operating performance of the first quarter of 2014 including certain significant costs arising as a result of our separation from CBS.  Since adjusted weighted average shares, Adjusted OIBDA, Adjusted OIBDA margin, FFO, AFFO, FFO and AFFO per adjusted weighted average share, constant dollar revenues and, on a comparable basis for 2013, operating income, net income, Adjusted OIBDA, FFO and AFFO and related per adjusted weighted average share amounts, are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, weighted average shares outstanding for basic and diluted EPS, operating income, net income and revenues, and the related weighted average per share amounts, the most directly comparable GAAP financial measures, as indicators of operating performance. These measures, as we calculate them, may not be comparable to similarly titled measures employed by other companies. In addition, these measures do not necessarily represent funds available for discretionary use and are not necessarily a measure of our ability to fund our cash needs.

Non-GAAP Reconciliations
Last Twelve
Months
(LTM) Ended:
(in $ millions) 2010 2011 2012 2013 1Q13 2Q13 3Q13 4Q13 1Q14 1Q14
Total Revenues $1,214.1 $1,277.1 $1,284.6 $1,294.0 $279.2 $332.7 $338.2 $343.9 $287.9 $1,302.7
Operating Income 126.5       192.4       201.2       238.8       34.7          62.8          64.6          76.7          26.7          230.8
  Depreciation 107.6       109.0       105.9       104.5       26.0          25.9          26.4          26.2          26.1          104.6
  Amortization 106.6       102.9       90.9          91.3          22.9          22.7          22.6          23.1          21.9          90.3
  Net (Gain) Loss on Dispositions 1.1            2.0            2.2            (27.3)         (9.8)           0.1            (0.1)           (17.5)         (0.9)           (18.4)
  Restructuring Charges 3.9            3.0            2.5            -            -            -            -            -            -            -
  Stock Based Compensation 4.3            5.0            5.7            7.5            1.6            1.6            2.6            1.7            1.8            7.7
Adjusted OIBDA 350.0       414.3       408.4       414.8       75.4          113.1       116.1       110.2       75.6          415.0
Adjusted OIBDA Margin 28.8% 32.4% 31.8% 32.1% 27.0% 34.0% 34.3% 32.0% 26.3% 31.9%
Capital Expenditures 47.2          45.6          53.6          58.2          6.0            8.9            12.8          30.5          8.2            60.4
Twelve Months Ended December 31: Three Months Ended:

Non-GAAP Reconciliations
(a) No restructuring charges were incurred for the three months ended March 31, 2013 and 2014.
Three Months Ended March 31,
2013
(in millions) U.S. International Corporate Consolidated
Revenues $ 245.2 $ 34.0 $ — $ 279.2
Operating income (loss) $ 48.2 $ (6.6) $ (6.9) $ 34.7
Net gains on dispositions (9.9) 0.1 — (9.8)
Depreciation and amortization 41.8 7.1 — 48.9
Stock-based compensation — — 1.6 1.6
Adjusted OIBDA (a) 80.1 0.6 (5.3) 75.4
Incremental stand-alone costs (1.7) — (2.1) (3.8)
Adjusted OIBDA, on a comparable basis $ 78.4 $ 0.6 $ (7.4) $ 71.6
Adjusted OIBDA margin 32.7% 1.8% * 27.0%
Adjusted OIBDA margin, on a comparable basis 32.0% 1.8% * 25.6%
Capital expenditures $ 5.3 $ 0.7 $ — $ 6.0
Three Months Ended March 31,
2014
(in millions) U.S. International Corporate Consolidated
Revenues $ 255.0 $ 32.9 $ — $ 287.9
Operating income (loss) $ 40.0 $ (5.7) $ (7.6) $ 26.7
Net gains on dispositions (0.8) (0.1) — (0.9)
Depreciation and amortization 41.1 6.9 — 48.0
Stock-based compensation — — 1.8 1.8
Adjusted OIBDA (a) $ 80.3 $ 1.1 $ (5.8) $ 75.6
Adjusted OIBDA margin 31.5% 3.3% * 26.3%
Capital expenditures $ 7.0 $ 1.2 $ — $ 8.2
* calculation is not meaningful.

Non-GAAP Reconciliations
Three Months Ended March 31,
2013 2014
(in millions, except per share amounts) Reported
Net Gain on
Dispositions
(a)
Stand
-
Alone
Costs (b)
Interest
Expense (c)
Comparable to
2014 Reported (f)
Revenues $ 279.2 — — — $ 279.2 $ 287.9
Operating 162.2 162.2 163.5
Selling, general and administrative 43.2 3.8 47.0 50.6
Net gain on dispositions (9.8) 9.8 — (0.9)
Depreciation 26.0 26.0 26.1
Amortization 22.9 22.9 21.9
Operating income 34.7 (9.8) (3.8) — 21.1 26.7
Interest expense (0.1) (12.4) (12.5) (12.5)
Other expense, net (0.1) (0.1) (0.5)
Income before provision for  income taxes
and equity in earnings of investee
companies 34.5 (9.8) (3.8) (12.4) 8.5 13.7
Provision for income taxes (14.9) 4.1 1.6 5.4 (3.8) (5.9)
Equity in earnings in investee companies,
net of tax 0.3 0.3 0.6
Net income $ 19.9 $ (5.7) $ (2.2) $ (7.0) $ 5.0 $ 8.4
Net income per common share:
Basic $ 0.21 $ 0.05 $ 0.09
Diluted
$ 0.21 $ 0.05 $ 0.09
Weighted average shares outstanding (d) :
Basic 97.0 97.0 97.0
Diluted
97.0 97.0 97.0
Net income per adjusted weighted average
share $ 0.04 $ 0.07
Adjusted weighted average shares (e) 120.0 120.0
Net income, excluding Net gain on
dispositions, net of tax, for the three
months ended March 31, 2014, is $7.9
million.
Adjusted weighted average shares of
120.0 million includes shares issued
on April 2, 2014, from the IPO in
addition to the 97.0 million shares
outstanding as of March 31, 2014,
for basic and diluted EPS.
On March 14, 2014, our board of
directors declared a 970,000 to 1 stock
split. As a result of the stock split, the 100
shares of our common stock then
outstanding were converted into
97,000,000 shares of our common stock.
The effects of the stock split have been
applied retroactively to all reported
periods for EPS purposes.
Adjustment to reflect incremental
interest expense at 2014 level.
Adjustment to reflect incremental stand-
alone costs at 2014 level.
Adjustment to exclude Net gain on
dispositions.
(a)
(b)
(c)
(d)
(e)
(f)

Non-GAAP Reconciliations
(a) Adjustment to reflect incremental costs to
operate as a stand-alone company, net of
tax, at the same level as 2014.
Three Months Ended
March 31,
(in millions, except per share amounts)
2013 2014
Net income $ 19.9 8.4
Depreciation of billboard advertising structures 24.2 24.2
Amortization of real estate related intangible assets 10.7 10.7
Amortization of direct lease acquisition costs 7.8 7.0
Net gain on disposition of billboard advertising structures, net of tax (5.7) (0.2)
Adjustment related to equity based investments 0.2 0.2
FFO 57.1 50.3
Incremental stand-alone costs, net of tax
(a)
(2.2) —
Incremental interest expense, net of tax
(b)
(7.0) —
FFO, 2013 on a comparable basis $ 47.9 50.3
FFO $ 57.1 50.3
Adjustment for deferred income taxes (7.8) (6.9)
Cash paid for direct lease acquisition costs (9.4) (8.5)
Maintenance capital expenditures (2.0) (3.0)
Other depreciation 1.8 1.9
Other amortization 4.4 4.2
Stock-based compensation 1.6 1.8
Non-cash effect of straight-line rent 0.2 (0.2)
Accretion expense 0.6 0.5
Amortization of deferred financing costs 0.7
AFFO 46.5 40.8
Incremental stand-alone costs, net of tax
(a)
(2.2) —
Incremental interest expense, net of tax
(b)
(7.0) —
Amortization of deferred financing costs 0.7 —
AFFO, 2013 on a comparable basis $ 38.0 40.8
FFO, 2013 on a comparable basis, per adjusted weighted average share
(c)
$ 0.40 0.42
AFFO, 2013 on a comparable basis, per adjusted weighted average share
(c)
$ 0.32 0.34
Adjusted weighted average shares
(c)
120.0 120.0
Weighted average shares for basic and diluted EPS
(d)
97.0 97.0
—
(b) Adjustment to reflect incremental interest
expense, net of tax, at the same level as
2014.
(c) Adjusted weighted average shares of
120.0 million includes 23.0 million shares
issued on April 2, 2014, from the IPO in
addition to the 97.0 million shares
outstanding as of March 31, 2014, for
basic and diluted EPS.
(d) On March 14, 2014, our board of directors
declared a 970,000 to 1 stock split. As a
result of the stock split, the 100 shares of
our common stock then outstanding were
converted into 97,000,000 shares of our
common stock. The effects of the stock
split have been applied retroactively to all
reported periods for EPS purposes.
$
$
$
$
$
$

About CBS Outdoor Americas Inc.
CBS Outdoor Americas Inc. (NYSE: CBSO) is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the U.S., Canada and Latin America. Our portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, we have a number of exclusive multi-year contracts that allow us to operate advertising displays in municipal transit systems where our customers are able to reach millions of commuters on a daily basis. We have displays in all of the 25 largest markets in the U.S. and over 180 markets in the U.S., Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los
Angeles and Grand Central Station and Times Square in New York City.